Exhibit 21.1

Subsidiaries

Name	State of Incorporation or Formation
Kohl’s Department Stores, Inc.	Delaware

Kohl’s Investment Corporation	Delaware

Kohl’s Illinois, Inc.*	Nevada

Kohl’s Pennsylvania, Inc.*	Pennsylvania

Kohl’s New York DC, Inc.	Nevada

Kohl’s Texas, L.L.C.*	Delaware

Kohl’s Texas Limited Partner, L.L.C.*	Delaware

Kohl’s Texas, L.P.	Texas

Kohl’s Indiana, Inc. *	Delaware

Kohl’s Indiana, L.P.	Delaware

*These	subsidiaries are wholly owned subsidiaries of Kohl’s Department Stores, Inc.